As filed with the Securities and Exchange Commission on April 17, 2007
                                                   Registration No. 333  -

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                  -------------

                            ACORN INTERNATIONAL, INC.
   (Exact name of issuer of deposited securities as specified in its charter)

                                  -------------

                                      [N/A]
                   (Translation of issuer's name into English)

                                  -------------

                               THE CAYMAN ISLANDS
            (Jurisdiction of incorporation or organization of issuer)

                          ----------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                  -------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                  -------------

                              CT Corporation System
                                111 Eighth Avenue
                            New York, New York 10011
                                 (212) 894-8940
    (Address, including zip code, and telephone number, including area code, of agent for service)

                          ----------------------------

                                                   Copies to:
         Kurt J. Berney, Esq.                   Howard Zhang, Esq.                 Herman H. Raspe, Esq.
        O'Melveny & Myers LLP                 O'Melveny & Myers LLP         Patterson Belknap Webb & Tyler LLP
          37th & 38th Floors             Suite 312, China World Tower I         1133 Avenue of the Americas
               Plaza 66                    1 Jian Guo Men Wai Avenue             New York, New York 10036
1266 Nanjing Road West Shaghai 200040            Beijing, 100004                      (212) 336-2000
      People's Republic of China           People's Republic of China
           (8621) 2307-7007                     (8610) 6505-2612

                          ----------------------------

It is proposed that this filing become effective under Rule 466:
                                                    |_| immediately upon filing.
                                                    |_|  on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |X|

                          ----------------------------

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
                                                               Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be         Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered              Per Unit*             Price**         Registration Fee
-----------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing three (3) ordinary
shares, par value $0.01 per share,         100,000,000              $5.00            $5,000,000.00            $153.50
of Acorn International, Inc.
-----------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                               Location in Form of American
                                               Depositary Receipt ("Receipt")
Item Number and Caption                        Filed Herewith as Prospectus
-----------------------                        ----------------------------

1.   Name of Depositary and address of its     Face of Receipt - Introductory
     principal executive office                Article.

2.   Title of Receipts and identity of         Face of Receipt - Top Center.
     deposited securities

Terms of Deposit:

     (i)    The amount of deposited            Face of Receipt - Upper right
            securities represented by one      corner.
            American Depositary Share
            ("ADSs")

     (ii)   The procedure for voting, if any,  Reverse of Receipt - Paragraphs
            the deposited securities           (16) and (17).

     (iii)  The collection and distribution    Reverse of Receipt -Paragraph
            of dividends                       (14).

     (iv)   The transmission of notices,       Face of Receipt - Paragraph (13);
            reports and proxy soliciting       Reverse of Receipt - Paragraphs
            material                           (16) and (17).

     (v)    The sale or exercise of rights     Reverse of Receipt - Paragraphs
                                               (14) and (16).

     (vi)   The deposit or sale of securities  Face of Receipt - Paragraphs (3)
            resulting from dividends, splits   and (6);
            or plans of reorganization         Reverse of Receipt - Paragraphs
                                               (14) and (18).

     (vii)  Amendment, extension or            Reverse of Receipt - Paragraphs
            termination of the deposit         (22) and (23) (no provision for
            agreement                          extensions).

     (viii) Rights of holders of Receipts to   Face of Receipt - Paragraph (13).
            inspect the transfer books of the
            Depositary and the list of
            holders of ADSs

                                               Location in Form of American
                                               Depositary Receipt ("Receipt")
Item Number and Caption                        Filed Herewith as Prospectus
-----------------------                        ----------------------------

     (ix)   Restrictions upon the right to     Face of Receipt - Paragraphs (2),
            deposit or withdraw the            (3), (4), (6), (7), (9) and (10).
            underlying securities

     (x)    Limitation upon the liability of   Face of Receipt - Paragraph (7);
            the Depositary                     Reverse of Receipt - Paragraphs
                                               (19) and (20).

     (xi)   Fees and charges which may be      Face of Receipt - Paragraph (10).
            imposed directly or indirectly on
            holders of ADSs

Item 2. AVAILABLE INFORMATION                  Face of Receipt - Paragraph (13).

      Acorn International, Inc. (the "Company") is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549, and at the principal executive office of the Depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of Deposit Agreement, by and among Acorn International, Inc. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (the "Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among Acorn International, Inc., Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 17th day of April, 2007.



                                      Legal entity created by the Deposit
                                      Agreement under which the American
                                      Depositary Shares registered hereunder are to be issued, each American Depositary Share representing three (3) ordinary shares, par value $0.01 per share, of Acorn International, Inc.

                                      CITIBANK, N.A., solely in its capacity as Depositary


                                      By: /s/ Susan A. Lucanto
                                          --------------------------------------
                                          Name:  Susan A. Lucanto
                                          Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Acorn International, Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Shanghai, People's Republic of China, on April 17, 2007.

                                 ACORN INTERNATIONAL, INC.


                                 By: /s/ James Yujun Hu
                                     -------------------------------------------
                                     Name:  James Yujun Hu
                                     Title: Chairman and Chief Executive Officer

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of James Yujun Hu, Gordon Xiagong and David Chenghong He and each of them to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature                         Title
---------                         -----


/s/ James Yujun Hu
----------------------------      Chairman of the Board, chief executive officer
James Yujun Hu                    (principal executive officer)


/s/ Don Dongjie Yang
----------------------------
Don Dongjie Yang                  Director, president


/s/ Guoying Du
----------------------------
Guoying Du                        Director, vice president


/s/ Robert W. Roche
----------------------------
Robert W. Roche                   Director


/s/ Andrew Y. Yan
----------------------------
Andrew Y. Yan                     Director


/s/ Gordon Xiaogang Wang
----------------------------
Gordon Xiaogang Wang              Vice President, chief financial officer

           Signature of Authorized Representative in the United States

      Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Acorn International, Inc., has signed this registration statement or amendment thereto in Newark, Delaware, on April 17, 2007.

                                              Puglisi & Associates


                                              By: /s/ Donald J. Puglisi
                                                  ------------------------------
                                                  Name:  Donald J. Puglisi
                                                  Title: Managing Director

                                Index to Exhibits

Exhibit
Numbered Page            Document                                   Sequentially
-------------            --------                                   ------------

(a)                      Form of Deposit Agreement
(d)                      Opinion of counsel to the Depositary